SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding resignation of chairman of China Petroleum & Chemical Corporation (the “Registrant”);

2.          An announcement regarding list of directors and their roles and function of the Registrant; and

3.          A copy of monthly return on movements in securities of the Registrant;

Each made by the Registrant on August 2, 2021.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

RESIGNATION OF CHAIRMAN
The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) received Mr. Zhang Yuzhuo’s resignation on 2 August 2021 as Chairman of the Board, non-executive director, Chairman of each of the Strategy Committee and Sustainable Development Committee of the Board, and a member of Nomination Committee of the Board of Sinopec Corp due to change of working arrangement.
Mr. Zhang Yuzhuo has confirmed that he has no disagreement with the Board of Sinopec Corp. and there are no other matters relating to his resignation that need to be brought to the attention of shareholders of Sinopec Corp.
Mr. Zhang Yuzhuo was diligent and responsible during his tenure, and played a significant role in improving Sinopec Corp.’s governance as well as promoting the Company’s healthy and sustainable development and proactive performance of social responsibilities. The Board would like to express its gratitude to him for his hard working and outstanding contribution to the Company.
Pursuant to the Company Law of the People’s Republic of China and the Articles of Association of China Petroleum & Chemical Corporation, all directors of the Company jointly recommended Mr. Ma Yongsheng, a director of the Company, to perform the duties of Chairman of the Board with effect from the date of recommendation to the date when the new Chairman of the Board of the Company is elected.
By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
2 August 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng#, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

1

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.
Executive Directors
•	Ma Yongsheng
•	Yu Baocai
•	Liu Hongbin
•	Ling Yiqun
•	Li Yonglin
Non-executive Director
•	Zhao Dong
Independent Non-executive Directors
•	Cai Hongbin
•	Ng, Kar Ling Johnny
•	Shi Dan
•	Bi Mingjian

1

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee
Function	Name
Member	Ma Yongsheng
Yu Baocai
Liu Hongbin
Ling Yiqun
Li Yonglin
Cai Hongbin
Shi Dan
Bi Mingjian
Remuneration and Appraisal Committee
Function	Name
Chairman	Bi Mingjian
Member	Ma Yongsheng
Ng, Kar Ling Johnny
Audit Committee
Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Cai Hongbin
Shi Dan
Bi Mingjian
Nomination Committee
Function	Name
Chairman	Shi Dan
Member	Ng, Kar Ling Johnny
Sustainable Development Committee
Function	Name
Member	Zhao Dong
Li Yonglin
Cai Hongbin

Beijing, PRC
2 August 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng#, Zhao Dong*, Yu Baocai# , Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

 # Executive Director
* Non-executive Director
+ Independent Non-executive Director

2

Document 3

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	31 July 2021	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	China Petroleum & Chemical Corporation

Date Submitted:	02 August 2021

I.	Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00386	Description	H shares
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	25,513,438,600	RMB	1	RMB	25,513,438,600
Increase / decrease (-)	0	RMB	0
Balance at close of the month	25,513,438,600	RMB	1	RMB	25,513,438,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600028	Description	A shares
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	95,557,771,046	RMB	1	RMB	95,557,771,046
Increase / decrease (-)	0	RMB	0
Balance at close of the month	95,557,771,046	RMB	1	RMB	95,557,771,046

Total authorised/registered share capital at the end of the month:   RMB 121,071,209,646

II.	Movements in Issued Shares

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00386	Description	H shares
Balance at close of preceding month	25,513,438,600
Increase / decrease (-)	0
Balance at close of the month	25,513,438,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600028	Description	A shares
Balance at close of preceding month	95,557,771,046
Increase / decrease (-)	0
Balance at close of the month	95,557,771,046

III.	Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer)    Not applicable

(B). Warrants to Issue Shares of the Issuer which are to be Listed    Not applicable

(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed)    Not applicable

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes)    Not applicable

(E). Other Movements in Issued Share    Not applicable

IV.	Information about Hong Kong Depositary Receipt (HDR) Not applicable

V.	Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)         all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)        all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii)       all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)       all the securities of each class are in all respects identical (Note 3);

(v)        all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)       all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)      completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)     the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:
●	the securities are of the same nominal value with the same amount called up or paid up;
●
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

●	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:
●	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and
●	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and
●	“type of shares issuable” should be construed as “type of shares repurchased”; and
●	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:
●	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and
●	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and
●	“type of shares issuable” should be construed as “type of shares redeemed”; and
●	“issue and allotment date” should be construed as “redemption date”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 2, 2021